Exhibit(a)(5)(D)

The following is an edited transcript of the earnings conference call held at 4:30 P.M. on October 18, 2017, by Greenhill & Co., Inc. The following does not purport to be a complete or error-free statement or summary of the conference call.

Operator:

Good day, and welcome to the Greenhill, Third Quarter Earnings Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded. I would now like to turn the conference over to Patrick Suehnholz, Head of Investor Relations. Please go ahead.

Patrick J. Suehnholz:

Thank you. Good afternoon and thank you all for joining us today for Greenhill’s third quarter 2017 financial results conference call. I’m Patrick Suehnholz, Greenhill’s Head of Investor Relations and joining me on the call today is Scott Bok, our Chief Executive Officer.

Today’s call may include forward-looking statements. These statements are based on our current expectations regarding future events that, by their nature, are outside of the firm’s control and are subject to known and unknown risks, uncertainties and assumptions. The firm’s actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements.

For a discussion of some of the risks and factors that could affect the firm’s future results, please see our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date on which they are made.

I would now like to turn the call over to Scott Bok.

Scott L. Bok:

Thank you, Patrick. We reported third quarter revenue of $48.1 million and a loss of $0.18 per share. For the year-to-date, our revenue was $172.3 million, down 26% versus last year and we had a loss of $0.01 per share as a reduced level of revenue resulted in higher than normal cost ratios and lower than usual earnings.

It’s worth noting at the outset that while the nature of our business has always produced volatile quarterly results, we have a long history of generating strong revenue and cash flow and we view the recent period as an aberration that is not at all indicative of the health of our business. In fact, our year-to-date financial results belie a number of positive data points. Globally, our retainer fee income for the year-to-date is up versus last year, indicating a continued high level of engagement with clients. On a regional basis, our total revenue from U.S. clients is up by a double-digit percentage versus last year, and our primary capital advisory business has had a good year-to-date, while our secondary capital advisory business has had an outstanding year-to-date with both those businesses performing particularly well in the third quarter and showing significantly higher revenue for the year-to-date.

The decline in our overall revenue numbers is thus entirely a function of reduced corporate transaction activity outside the U.S. Over the course of our history, the diversity of our sources of revenue and cash flow has typically been such that in almost any period, weakness in some areas is offset by strength in others, but in the year-to-date, the areas of outperformance have not been sufficient to offset the areas of underperformance.

Specifically after a very strong performance in 2016, our revenue from European corporate clients has been particularly soft and revenue from corporate clients in other regions outside the U.S. has continued to be soft as well. But notwithstanding these year-to-date results, our confidence in the strength of our European business remains high. We have a very long history of success in that market, we have an impressive client list with a good number of attractive current assignments, and we have the same senior team in place that produced very strong 2016 results in that region.

In other markets outside the U.S., we have a similar level of confidence in our future performance based both on our history and our current book of assignments. While our third quarter revenue outcome was consistent with what we signaled on our last call, in the current quarter and beyond, we continue to expect to see evidence of global transaction activity and total revenue of returning toward level consistent with our historic performance.

Beyond revenue, our other financial metrics are largely a function of the scale of our revenue and the fact that our revenue has been very heavily weighted to the U.S. Our compensation costs are slightly lower than last year in absolute terms, but obviously higher in ratio terms given the revenue outcome.

Our non-compensation cost year-to-date are similar to last year, so this quarter’s result was negatively impacted by a non-cash adjustment in the probability of the earn-out from our Cogent acquisition being achieved, as well as some foreign exchange losses mostly related to the funding of our Brazil operation. As and when our global revenue returns to more typical levels, we expect our various cost and profit ratios to do likewise.

With respect to our balance sheet, we ended the quarter with $51 million in cash and $84 million outstanding on our revolving credit facility with our bank term loan relating to the Cogent acquisition having been fully paid off. However, the more important balance sheet news is that subsequent to quarter end, we completed the first element of the recapitalization and share repurchase plan we announced a few weeks ago.

As noted in our press release, we completed the borrowing of $350 million under our Term Loan B structure. The key terms about loan are summarized in our press release and detailed in recent SEC filings. With that loan in place, our revolving credit facility with First Republic Bank has been fully paid off, and we have a current cash balance in excess of $300 million. And that figure is before the $20 million in primary common stock investments in the firm that Bob Greenhill and I will complete shortly.

Our press release also notes that we have a tender offer to purchase 12 million shares of our common stock that is currently pending. We’ve been advised that it is appropriate to let the regulatory filings with respect to that offer speak for themselves rather than provide any further commentary on this call.

Finally, given our plans for up to $285 million in share repurchases, we’ve reduced our quarterly dividend to $0.05 per share, so that our cash flow going forward can be redirected to debt service. Once we have completed our planned share repurchase, we will have returned more than $1.5 billion to shareholders via dividends and share repurchases, since we went public in 2004 with an approximately $500 million market capitalization.

I will close with a brief comment on recruiting. This was a very good year for us in managing director recruiting with nine hires completed and also a very good year in terms of retention of key people. Our recapitalization plan is obviously an exciting one for our team, which will have substantially increased collective economic ownership of the firm as well as leveraged upside potential going forward. It is also noteworthy that since we announced our recapitalization plan, we’ve seen increased interest in our firm from senior bankers of various competitors, so we are hopeful of another strong year recruiting in 2018.

With that, we’re happy to take questions.

Operator:

Thank you. We will now begin the question-and-answer session. [Operator Instructions] Our first question comes from Devin Ryan of JMP Securities. Please go ahead.

Devin P. Ryan:

Thanks. Good afternoon, Scott.

Scott L. Bok:

Hey, Devin.

Devin P. Ryan:

Question here just on the recapitalization deal and the structure, can you give us any information around, as you just ended here talking about interest in the firm and also retention? How many, I guess, maybe senior bankers will be receiving shares or will be participating in the deal in any way, just trying to think about outside of kind of the most senior level and some of the key people if there will be additional, kind of incentives to keep people in their seats? And then, also just more broadly, the comp ratio outlook kind of longer term here and whether there is maybe a structural shift, a little bit higher, just as we think about kind of the firm and margins?

Scott L. Bok:

Yeah. On the first part of your question, I mean, look, we’ve obviously not had a problem with retention. We’ve really lost pretty much nobody in a very long period of time. So, to be honest, the equity awards we made were really more to provide comfort to lenders, that was something that was appealing to them to have a clear alignment between our key people and the debt repayment and so we’ve put it in place and obviously it had a nice impact on that, hence we were able to upsize the deal and so on.

There were, first of all, almost everybody is a participant in the sense that pretty much everybody has got equity in some form of either common shares or restricted stock or both that they have. There were – are a reasonable number of people who got incremental awards, but in sum those are not, from a shareholders’ point of view, those are not terribly material.

I wouldn’t worry about sort of dilution in any material sense at all. These were more, I would call it gestures, which we thought collectively might be attractive to the lender group.

As far as the comp ratio going forward, I mean, I wouldn’t really want to speculate necessarily on that. I mean, it’s been within a certain range for a number of years, obviously it’s a function of revenue largely which is why this year’s is, at least year-to-date is an outlier, so we’ll see how the revenue plays out and how quickly we can move back toward the range we’ve historically been in.

Devin P. Ryan:

Got it. Okay, helpful. And then, with respect to just the deal as well the – obviously the terms and the size, the size was upsized. And so, can you just talk a little bit about the disclosure for the lender group in terms of that process, question that we’ve gotten as kind of what do they know, obviously the deal was bigger, so people were willing to give you more money than kind of originally asked for?

Scott L. Bok:

I’m not sure what really to say about that. I mean, obviously people do their due diligence. The nature of that market is a number of people worked only with public information and some others are different types of investors and work with private information. And, but you know the nature of our business is such that if somebody asked us to forecast our revenue four quarters out, I mean, it doesn’t matter whether you sign a confidentiality agreement or not, that’s a hard thing to do other than just in a very, very directional sense.

So, I think creditors made their decisions and rating agencies for that matter based on a very long-term track record of us essentially generating about $100 million of pre-tax cash flow a year, of which around, call it $30-something-million went to pay taxes and

$60-something-million went to the dividend. And by redirecting that cash flow, I think people quickly got comfort, again, rating agencies and lenders that they were very comfortable with the amount of debt we ended up with, and we were pleased to be able to upsize it through the process.

Devin P. Ryan:

Got it. Okay. And then, just last one around kind of the environment and what you guys are seeing. So, expectations that we could see some evidence of the rebound in the fourth quarter and I guess into next year. Is that just an expectation that larger deals are improving or kind of what is driving that, is it just really idiosyncratic with what you’re seeing with your individual clients and just a sense that they’re more engaged and closer to moving forward on a transaction?

Scott L. Bok:

I’m probably speaking more to our individual situation. I mean, if you – clearly, if you look at the market data you can see that volume is pretty flat year-over-year, volume was pretty flat last year versus the prior year as well. You can also see that large deals, particularly sort of $5 billion or greater and even more so $10 billion or greater are down very materially.

So, clearly there have been some kind of market headwinds for our business both in terms of the fact that the domestic market, I think still continues to be better than international and the larger deals are tending not to get to announcement, at least, in recent months. So, I do think both of those factors will change. I think over time the M&A business is really a global one rather than a regional one, and you’ll see activity broaden in that regional sense.

And I think certainly you will see a rebound toward larger transactions in due course. And certainly on top of those two things, I think for a variety of probably completely idiosyncratic and somewhat random reasons, we’ve not had that many M&A deals of size get to announcement this year and certainly our belief is that over the – over any reasonable timeframe, we’ll return to a more normal sort of pace.

Devin P. Ryan:

Got it. Okay. Maybe last quick one here just on recruiting. You mentioned that more people are, maybe be I guess interested in the firm with this deal or you’re getting some inquiries. It’s a little late in the year probably for new recruiting, but any expectations or hopes kind of for next year and particular areas of focus you think about building from here?

Scott L. Bok:

You know, certainly this year was a very good year for us. I’m hopeful next year is a similarly good year. I wouldn’t necessarily predict lots more or many less, I mean, I think nine is a lot. And I think we should have a good year next year. There has been – there were a number of conversations we already were in before. We announced our new plan.

But, it clearly has caught people’s attention, I mean, clearly some elements of the plan shows some real belief and commitment to the business from people here.

I think that’s interesting, I think people like to leverage it upside. I think people like still being part of a public company, but having bigger ownership internally. So collectively those things seemed to sort of prompt at a number of incoming calls and a more receptive audience and it already was quite receptive even before that. So I’m pretty excited about opportunities to continue to build the firm out in early next year.

Devin P. Ryan:

Okay. Thanks a lot.

Scott L. Bok:

Okay. Thank you.

Operator:

Our next question comes from Ann Dai of KBW. Please go ahead.

Ann Dai:

Hi, Scott, good afternoon.

Scott L. Bok:

Hi. How are you?

Ann Dai:

Good. Thanks. I wanted to follow back up on the question about the upsize term loan, but from a different direction, I understand kind of being offered more from the debt markets and taking that. But I guess, I’m wondering what the internal conversation was around what to do with that extra $50 million of cash, why not keep some of that as liquidity buffer instead of putting all of it into buying back more shares?

Scott L. Bok:

Clearly, the board and management considered carefully before we started this whole process, what level of debt we wanted, how much we wanted to ask for upfront versus seeing how the market evolved and responded and what terms we could get. Obviously, it’s the same time we upsize. We kind of brought down the expected interest rate and expected fees. And so, it was an attractive reception in every way, not just upsizing.

And look, our view going forward is that the business doesn’t need – have huge cash needs. I mean, what we spent on a lot money on over the years is the dividend, once you’ve made a very substantial reduction in that, the quarterly cash needs are not that great. So, clearly we’re going to be prudent about managing our balance sheet. But we feel we have the ability to do the full $285 million over time of share repurchases, a lot of it maybe in the near-term and that will still leave us plenty of flexibility going forward is our current view.

Ann Dai:

Okay. Thanks for the color. And also, maybe just on comp, if we’re thinking about comp for this year, just given that you’re doing the big repurchase and given where the stock price is, do you anticipate any changes to how you think about the mix of cash versus stock comp?

Scott L. Bok:

Not necessarily. We’ve honestly not given much thought to that at all. It still – our process tends to be really January more than October in terms of thinking about compensation. So, but I wouldn’t expect anything dramatically different in terms of the way we think about comp structurally.

Ann Dai:

Okay. Last one from me. Can you just give us some sense of how much of the revenue generation this quarter was from the capital advisory business or restructuring as opposed to M&A?

Scott L. Bok:

I would say, I mean, I don’t want to break it down, because we only do that once a year, of course, we do it at year-end and so you’ll see it just a quarter from now. But, it was not a great quarter in terms of M&A completion revenue. It was a very good quarter in the capital advisory business, both primary and even also on the secondary side, and that’s why we do multiple different things. As I said, normally the spots of weakness are more than made up for by areas of strength and certainly capital advisory was a particularly strong performer. And our outlook remains pretty positive for that business going forward as well. So we’re very pleased with how that’s going.

Ann Dai:

That’s it from me. Thanks.

Scott L. Bok:

Okay. Thanks.

Operator:

Our next question comes from Conor Fitzgerald of Goldman Sachs. Please go ahead.

Conor Fitzgerald:

Hi. Good afternoon.

Scott L. Bok:

Hey, Conor.

Conor Fitzgerald:

So, just want to talk about the pace of debt pay down kind of in the scenario where you have a strong 2018. Should we think about any paying down sizable amounts of debt? Is it more along the pace of kind of what’s in your covenants? And then, on that vein, how should we – just updated thoughts – be thinking about kind of minimum cash level as we think about the pace of pay downs?

Scott L. Bok:

Look, I think one of the attractive elements of the kind of debt that we issued is that, it’s very, very flexible on repayment, and certainly we’ll make sure to keep a prudent amount of cash on the balance sheet, but beyond that, there’s no real need to stockpile. We are not going to focus on dividends for a while, we’re not going to focus on share buyback beyond the very large amount we’re talking about upfront and we’re not a big one for sort of cash acquisitions or capital expenditures or anything like that.

So, our goal would be to pay that debt down as fast as we possibly can. And I think if we started off with a strong year, I think you would certainly see us do that at a much faster rate than what’s required by the loan documentation, which is meant to be sort of a bare minimum as opposed to a larger amount. And again, there is no penalty at all to repaying out of cash flow. So we’ve had every incentive to do it as quickly as possible, and obviously the deleveraging is a big part of our equity story going forward, so that will be another reason to do that.

Conor Fitzgerald:

Got it. Thanks. And then on last quarter’s call, I think you talked about some of the discussions that precede [ph] back all your (20:19) announcements being strong, can you just give us an update on how those discussions are tracking? And any sense of maybe one, not to call it specific transactions, obviously, is there any sense of when some of the public indicators would start to reflect that strength?

Scott L. Bok:

I think – I mean, if you’re talking about the market generally, I think that’s sort of anybody’s guess, but I think we certainly are reasonably optimistic about the M&A activity continuing for the medium term domestically. And we’re still optimistic medium term things continue where the things will finally get more active overseas. For us, I can’t be too specific about it. Clearly we’ve got a very interesting list of assignments for many companies, many of which would be household type names, and so while you can look at this quarter and say, we didn’t close much in terms of number of transactions or scale of transactions and so on. It’s a different story, if you look at things we’re working on and we’ll keep working on those things and see how they come to fruition over time.

Conor Fitzgerald:

Got it. And then, just a clean-up just on Devin’s question. Could you just talk more broadly about the type of data you shared with debt lenders who signed non-disclosures?

Scott L. Bok:

Again, there is not really much to say there. It’s frankly it’s very little. It’s very little as in number of pages remarkably little. Our business there’s one of the, I guess one of the attractions of it in a way is that, it really is remarkably simple. We have a very, very simple balance sheet. We don’t spend money on capital expenditures, our cost ratios have been within fairly narrow bounds over our history. It is a business that does not lend itself to making long-term projections that one would have, a huge amount of confidence in, so there is not a lot of secrets to disclose frankly.

We’ve got 21 years of history, we could show and I can say both rating agencies and lenders seem to focus very much on that long-term history, where you earned your money, regional mix, sector mix, things like that. But, that kind of thing we disclose every year at year-end. We just, we put a lot of stuff in sort of nice neat format for them, but it’s no different than what we’ve disclosed to equity investors over time. So, the incremental amount that private lenders received is really very, very modest.

Conor Fitzgerald:

That’s helpful. Thanks for taking my questions.

Scott L. Bok:

Sure.

Operator:

Our next question comes from Michael Needham of Bank of America. Please go ahead.

Michael Needham:

Hey, guys. Thanks for taking the questions.

Scott L. Bok:

Mike.

Michael Needham:

Hey, so I guess first, I mean you guys highlighted in the press release, like the amount of shares that are going to be owned by employees and like interests are aligned and everything. Like with these transactions, I’m just trying to compare it like in a typical leveraged buyout, a primary value creators making changes for the company to like grow cash flow, so just strategically, are you going to be doing something different going forward or do you view this as kind of a temporary lull and market comes back?

Scott L. Bok:

I would say a little bit of both of those. Good question, first of all, I think and one that we certainly is one we’ve reflected on a lot. I think we do view the last period here as a temporary lull and we think that things will sort of return to normal for us in due course. Having said that, we did not want this transaction that we’re doing, even as – though we’re very, very excited about it, to be purely a bit of financial engineering.

We think it sets the stage for a great opportunity for the people that work here and the outside shareholders who want to ride along with the firm as it goes forward from here, but we certainly are looking at everything we do and thinking about how can we do it better, whether it’s recruiting, whether it’s compensating, whether it’s cost of various types, whether it’s how we go after clients, et cetera. So yeah, we have every confidence that it’s been a bit of a lull and activity will normally pick up, but we’re kind of using the transaction as an excuse to just take another hard look at everything and see if we can do things even better because now we have even more incentive with the large employee ownership to squeeze as much value as we can and really benefit on the leverage upside from doing that.

Michael Needham:

Okay. Got it. And on I think you got related question, but just the follow-up on like recruiting and compensating people, I guess, like why not hold some of this cash and just use that to grow the business or pay people more?

Scott L. Bok:

To the extent we need the cash to grow the business, we can do that. We’re not spending it all in one shot. As I said, by eliminating a very large part of the historic dividend, it’s obviously a large percentage cut and there is going to be fewer shares to pay it on. We’ll have dramatically better financial flexibility going forward. But on top of that we’ve got – the proceeds are sitting in our balance sheet right now. We will use them over time to buy back the shares in a way that we think gets the best value for the remaining shareholders. And so, we’re mindful of the issue you refer to. But again, the key thing really is the reduction of the dividend which just gives you so much more operating flexibility going forward.

Michael Needham:

Okay. Got it. And on the – like the cash that you’re going to have left after the tender offer is that the – I’m sure it depends on the price, but is it – are you planning to kind of get the rest of that done quickly or like offset dilution over time, I guess, how you think about that?

Scott L. Bok:

Look, I think we’ve made announcements in that regard and the way the rules work. I am told we are not supposed to discuss further what our plans are and by the way our specific plans are going to be driven by the opportunities that face us anyway. Obviously, we want to get for the money we’ve raised as many shares as we can. We want to do it in a prudent way and we’ll make decisions along the way as to how best to do that.

Michael Needham:

Okay. Great. Thanks for taking the questions.

Scott L. Bok:

Sure. Thank you.

Operator:

Our next question comes from Brennan Hawken of UBS. Please go ahead.

Brennan Hawken:

Hey, good afternoon. Thanks for taking the questions. Scott, curious if you could maybe square something, you seem to refer to the restricted stocks, is restricted stock issued to this recap as a token, but then that it was a draw from potential bankers that were interested and intrigued by the larger employee stake. So, I don’t understand how those – those two seem to be in conflict, so maybe could you square those and would you mind please disclosing the total restricted shares issued to employees just so that we get a sense of ownership.

Scott L. Bok:

Okay. You are misunderstanding the issue. The amount is that – that we did is, I didn’t say it was token it’s – I would not say that’s material to investors from a dilution point of view. It’s obviously the nature of what was granted is five year cliff vesting, that means it will flow through our income statement one-fifth per year over the next five years. And if you look at the total amounts which we won’t disclose, there’s no reason to do that in any greater [ph] detail (28:19) than what I’m telling you, it’s just not that material from a shareholders’ point of view.

I think – I can tell you, I think, it is meaningful to the people who received it, but just another point of confusion, I don’t think it has anything to do with why people are interested in joining us from outside the firm, because they’re not – it’s not like they would participate in that, they’ll be recruited in the normal way getting a normal package that we would typically offer a recruit, which will be some level of base, some level of bonus guarantee and some level of restricted stock upfront, that’s really not impacted by the recap. I think people just kind of like that at least what I’ve gotten sense from the new recruits who appear is they like the notion of a leveraged upside. They feel like they look at the price right now, they think about the leverage for the upside, and they think it could be an interesting opportunity to trade RSUs and whatever firm they’re at now for RSUs and our firm and that that’s really how they’re impacted by that.

Brennan Hawken:

Okay. And then on the loan, the term loan here, I believe it’s either LIBOR plus 3.75% or a base rate plus 2.75%. What is that base rate?

Scott L. Bok:

The base rate is prime and I think you can typically count on us doing the LIBOR plus 3.75% is what – is kind of the way we think of the loans. There are certain conventions in kind of the way the documentations put together, but it’s essentially a LIBOR plus 3.75% loan is the way we’re thinking about it.

Brennan Hawken:

Okay. And then last one from me, you indicated that – I think you indicated global retainer revenue was up versus last year. And so, maybe, would you mind disclosing what those figures are on a dollar basis?

Scott L. Bok:

No. We don’t give that kind of detail, it just doesn’t make sense, even like for the capital advisory, obviously, I’ve given a pretty clear indication it was a strong quarter for both the primary and even stronger for the secondary business. But I think given the scale of our firm, it makes sense once a year to go into a lot of detail on what sectors, what regions, what types of business generated revenue and certainly we’ll do that again this year after the fourth quarter, but on a quarterly basis, it gets fairly non-meaningful, so we’ll wait to do it in the ordinary way at year end.

Brennan Hawken:

Well, yeah. I mean, I guess, this is not exactly an ordinary quarter, you just went through a huge recap, you’ve got folks who are considering taking your bid here at $17.25 versus sticking around. And so, I would think that some additional disclosure might be – might actually be helpful in allowing people to understand where things are, because when you look at the public data, the health of – I know, you have assured us that you guys are working on a great many deals and that there are great many bankers who are very interested in working at Greenhill. So, yet the public data doesn’t really support that and so hoping to get a few more additional metrics, maybe you can consider that down the road if you don’t want to do it tonight?

Scott L. Bok:

Look, I think, there is an awful lot of information out there about us and people can – every day make a buy or sale decision based on what’s there. There is a long history, there is a fair amount of information about the different ways who make business, make revenue, and I’ve given, I think a good update today on the capital advisory business. M&A is always the more visible part of the business and I’ve tried to get some directional views as I always do about the future and I think there’s – as I said, we’re not that complicated a firm, so I think people can pretty readily make buy or sale decisions every day as they wish.

Brennan Hawken:

Thanks for taking the questions.

Operator:

Our next question comes from Jeff Harte of Sandler O’Neill. Please go ahead.

Jeffery J. Harte:

Hey. Good afternoon. Just a couple of cleanups for me. When we look forward, and I’m thinking about the share count here, once the buyback is done and the shares that you’re buying are done and the RSUs to employees and kind of once we get through all that, I mean, I guess, I’m kind of thinking we’ll be looking at an $80 million, $90 million diluted share count, is that in the ballpark of being right?

Scott L. Bok:

I think that’s in the ballpark. Obviously, it will depend on the kind of the average price we buy back shares, but it’s somewhere in that ballpark.

Jeffery J. Harte:

Okay. In the Term Loan B and LIBOR plus 3.75%, is it something you would consider or allow to swap floating to fixed or just would you intend to just leave it floating?

Scott L. Bok:

I think – well, I think we have the ability to do things like that. I suspect most likely we’ll leave it where it is. It’s one of the things about the loan and the whole deal is it’s just not – I mean, as much as I find very, very attractive the rates were at and especially if I think about them on an after tax basis, if we get a couple of quarter point raises out of the Fed, it’s not going to make an enormous difference to us after tax. So, we’ll hope rates – the base rates stay pretty low, but I don’t think there’s too much risk for us to worry about there.

Jeffery J. Harte:

Okay. And kind of with the recap coming through and all that, has there been any cash repatriations from overseas? Has it enhanced your access to cash overseas, and is there anything about the non-U.S. cash that changes with this?

Scott L. Bok:

No, nothing really changes. Certainly the recap or the loan doesn’t impact anything in any way. It probably makes it less of an issue frankly, because now we’re not going to be needing every quarter to pay out a large amount of ongoing cash flow for dividend. So, I think in some ways maybe it reduces the short-term issue related to overseas cash. You know, longer term the key change would still be a change in U.S. corporate tax rate, if it to 25% or even less, I know it’s been proposed at 20%, but even at 25%it would make our cash pretty much fungible around the world. But this whole issue I think is less important now than it was pre our recap announcement.

Jeffery J. Harte:

Okay. Thank you.

Scott L. Bok:

Okay. Thanks.

Operator:

Our last question comes from Steven Chubak of Nomura. Please go ahead.

Steven Chubak:

Hi. Good evening. So, I wanted to kick things off with just a question on the deal structure. And Scott, it’s a question we’ve gotten quite often from folks, but just given the attractiveness which you said it on this call numerous times of leverage upside, high employee ownership and just your general confidence in improving M&A backdrop, why not simply go private? Why sort of take this half measure with the leverage recap?

Scott L. Bok:

A few different reasons. One, I really do believe in the public company model. I think senior employees want to know what the value of their equity is. So I think if one were to take a firm like ours private, I think one would very quickly start thinking about how would you take it public again at some point to get people liquidity. So, I don’t really see the benefit of going private in that regard.

Two is, I think it’s better to give shareholders options, and if shareholders would like to cash out, they certainly will have that option and we’ll be buying in the market for some time here. On the other hand, if somebody wants to stay in, they’re more than welcome to stay in, we’re enthusiastic about them staying it as a matter of fact. And so, I think to make an offer where you’re trying to sort of squeeze everybody out at a particular price seems less shareholder friendly to me than what we’ve offered.

I think what we offered is kind of a perfect halfway house, let shareholders have a choice as to what they would like to do, it gives employees more leverage upside, it gives them a bigger ownership by not participating in the tender offer, management, key employees and so on. And so, I think it makes a lot of sense to do exactly what we did which is kind of halfway between the historic unleveraged structure we always had and a going private transaction.

Steven Chubak:

Thanks for that color, Scott. And one of the things that you mentioned is just thinking around like how much – what’s the value opportunity or proposition for prospective investors. And I was hoping if you could maybe just outline or articulate like what’s the investment case that you’ve discussed or to potential prospective investors as pro forma of the leverage recap, or pro forma leverage structure. And the reason I ask is, we’re getting this question quite often with regards to what’s the growth outlook that you envisage for the business as you get to a more normalized path and what’s a reasonable multiple given that you’re significantly more levered than many of your peers?

Scott L. Bok:

Yeah. Look, I am going to absolutely leave to people like you and even more importantly shareholders day to day to figure out what the right multiple is. But I would say this – first of all, I am not out sort of actively marketing to shareholders, we’re obviously in the middle of a transaction, so we’re not – it’s not something we’re sort of actively doing at the moment. But I’ve certainly heard from a lot of existing shareholders and prospective shareholders.

And I think it always catches investors’ attention when there is a large share repurchase. It probably catches their attention more when it’s one that the insiders are not participating in. It always catches people’s eye when there are large insider buying with new cash and they see that here and they also see a firm that’s got a very long successful history, but has gone through a period of weakness in the last few quarters and with much lower share price.

So, beauty is in the eye of a beholder, I guess, but some people look at all that and say, hey that sounds like a bottom, I’d like to buy into that, I’m sure other people feel like that there is liquidity being offered and maybe that’s of interest. So, I think there is – I am sure there’s a case to be made on both sides.

Steven Chubak:

Thanks. And last one from me, Scott. Certainly, one of the encouraging signs that we saw in the quarter is the strength in the primary and secondary capital advisory businesses. I know you’d given some general color there and you said that you’d quantify at least the contributions for the full year at year-end. But, was hoping you could just speak generally, given the current pipeline that you see within those businesses, is that level of elevated activity still sustainable at least in the near to intermediate term?

Scott L. Bok:

I think, we feel good about both of those businesses. I am not going to say kind of quarterly predictions for them. But, I think certainly it looks like it’s going to be a much improved year for both of them, primary and secondary. And a particularly strong one for secondary, and certainly the ongoing pace of activity is that we continue to feel good about the medium to longer term outlook for both businesses. We have very strong market positions in terms of where we stand relative to competitors. Those are businesses that have far fewer competitors than say M&A or restructuring business. So it’s a strong competitive position and a pretty active market. So yeah, we feel pretty good about both of those for the near to medium term.

Steven Chubak:

Helpful color, Scott. Thanks very much.

Scott L. Bok:

Okay. And I think that’s our last call. So, thanks everybody for joining, and we’ll speak again in a few months.

Operator:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Additional Information and Where to Find It

References to the tender offer in this transcript are for informational purposes only and are not a recommendation to buy or sell shares of Greenhill & Co., Inc. common stock or any other securities, and are neither an offer to purchase nor a solicitation of an offer to sell shares of Greenhill & Co., Inc. common stock or any other securities. The terms and conditions of the tender offer are set forth in the tender offer statement on Schedule TO (including all exhibits thereto), dated September 27, 2017, as amended and supplemented on October 10, 2017, October 13, 2017 and October 18, 2017, filed with the United States Securities and Exchange Commission by Greenhill & Co., Inc. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials, as amended and supplemented, because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal, any amendments or supplements to any of the foregoing and any other documents filed by Greenhill & Co., Inc. with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or the investor relations section of Greenhill & Co., Inc.’s website at www.greenhill.com.